September 10, 2021

Cannabis Global
560 S Grand Ave.
Suite 320
Los Angeles, CA 90071

Attn: Board of Directors
Re: Resignation

Mr. Tabatabeai and the Board of Directors:

Effective September 10, 2021, I am submitting my official resignation from my position as a Director at Cannabis Global, Inc., a Nevada Corporation for personal reasons.

Thank you for the opportunity to have been a director of your company.

Sincerely,

Melissa Riddell